

LION INDUSTRIES CORPORATION BERHAD (415-D)

(Formerly known as Lion Land Berhad)

A Member of The Lion Group



25 February 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 24 February 2005, Re: i) Proposed Executive Share Option Scheme of up to 15% of the issued and paid-up share capital of the Company; and ii) Proposed increase in the authorised share capital of the Company from the existing RM750,000,000 comprising 750,000,000 ordinary shares of RM1.00 each ("Shares") to RM1,000,000,000 comprising 1,000,000,000 Shares for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

General Announcement
Reference No **MM-050224-70287**

Submitting Merchant Bank	:	AMMERCHANT BANK BERHAD
Company Name	:	LION INDUSTRIES CORPORATION BERHAD
Stock Name	:	LIONIND
Date Announced	:	24/02/2005

Type : **Announcement**
Subject : **LION INDUSTRIES CORPORATION BERHAD ("LICB" OR "COMPANY")**

- PROPOSED EXECUTIVE SHARE OPTION SCHEME OF UP TO 15% OF THE ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY ("PROPOSED ESOS"); AND

- PROPOSED INCREASE IN THE AUTHORISED SHARE CAPITAL OF THE COMPANY FROM THE EXISTING RM750,000,000 COMPRISING 750,000,000 ORDINARY SHARES OF RM1.00 EACH ("SHARES") TO RM1,000,000,000 COMPRISING 1,000,000,000 SHARES ("PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL")

(HEREINAFTER COLLECTIVELY REFERRED TO AS THE "PROPOSALS")

Contents :

This announcement is dated 24 February 2005.

1. INTRODUCTION

On behalf of the Board of Directors of LICB **("Board")**, AmMerchant Bank Berhad **("AmMerchant Bank")** wishes to announce the following:-

(a) LICB proposes to implement an executive share option scheme **("ESOS")** of up to 15% of the issued and paid-up share capital of the Company for the Executive Directors and executive employees of LICB and its subsidiary companies **("LICB Group"** or **"Group")** who meet the criteria of eligibility for participation in the ESOS **("Eligible Executives")** to be set out in the ESOS bye-laws containing the terms and conditions of the ESOS **("Proposed ESOS")**; and

(b) LICB proposes to increase its authorised share capital from the existing RM750,000,000 comprising 750,000,000 Shares to RM1,000,000,000 comprising 1,000,000,000 Shares by the creation of an additional 250,000,000 new Shares in the Company **("Proposed Increase in Authorised Share Capital")**

(hereinafter collectively referred to as the **"Proposals"**).

The Company's existing ESOS will expire on 14 May 2005. The Company intends to implement the Proposed ESOS upon the expiry of its existing ESOS **("Existing ESOS")** subject to the relevant approvals being obtained.

2. DETAILS OF THE PROPOSALS

Executives to subscribe for new Shares in the Company at a specified price **("Options")**.

The salient terms of the Proposed ESOS, which are to be set out in the ESOS bye-laws, are as follows:-

2.1.1 Duration of the Proposed ESOS

The Proposed ESOS shall be in force for a period of five (5) years and renewable for up to a further five (5) years.

2.1.2

Total Number of Shares Available under the Proposed ESOS

The aggregate number of Options exercised and Options offered and to be offered under the Proposed ESOS shall not exceed fifteen per centum (15%) of the issued and paid-up ordinary share capital of the Company at any one time for the duration of the Proposed ESOS.

2.1.3 Criteria for Eligibility

Natural persons who fulfill the following conditions shall be eligible to participate in the Proposed ESOS:-

(a) They must be at least eighteen (18) years of age on the date on which an offer is made by the Option Committee **("Date of Offer")**;

(b) They must have been confirmed and must have served the Lion group of companies on a continuous basis for a period of not less than six (6) months on the Date of Offer;

(c) An Eligible Executive, whether a Malaysian citizen or not, who is serving under a service contract, must have a service contract with a term of not less than one (1) year on the Date of Offer; and

(d) An Executive Director of a company within the LICB Group must have held office for at least six (6) months in the LICB Group, and his/her entitlement under the Proposed ESOS must have been approved by shareholders of the Company in general meeting,

provided always that the selection of any Eligible Executive for participation in the Proposed ESOS shall be at the discretion of the Option Committee and the decision of the Option Committee shall be final and binding.

(a) The five (5)-day weighted average market price of the LICB Shares for the five (5) market days immediately preceding the Date of Offer on which the LICB Shares were traded, with a discount of not more than ten per centum (10%); or

(b) The par value of the LICB Shares.

2.1.5 Rights Attaching to Shares

The new Shares to be issued upon the exercise of the Options will, upon allotment and issue, rank pari passu in all respects with the existing issued and paid-up Shares of the Company, except that the new Shares will not be entitled to any dividends, rights, allotments or other distributions, the entitlement date of which is prior to the date of allotment of the new Shares. The new Shares will be subject to all the provisions of the Memorandum and Articles of Association of the Company.

2.1.6 Listing of Shares

The Company will make an application to Bursa Malaysia Securities Berhad **("Bursa Securities")** for the listing of and quotation for the new Shares to be issued upon the exercise of the Options.

2.2 Details of the Proposed Increase in Authorised Share Capital

As at 23 February 2005, the authorised share capital of the Company is RM750,000,000 comprising 750,000,000 Shares, of which 692,897,465 Shares have been issued and are fully paid-up. In order to accommodate the issuance of new Shares arising from the exercise of the Options, the Board proposes to increase the Company's authorised share capital from RM750,000,000 comprising 750,000,000 Shares to RM1,000,000,000 comprising 1,000,000,000 Shares by the creation of an additional 250,000,000 new Shares in the Company.

3. RATIONALE FOR THE PROPOSALS

The implementation of the Proposed ESOS primarily serves to align the interests of Eligible Executives to the corporate goals of the LICB Group. This may be achieved with the following:-

(a) To motivate Eligible Executives towards better performance through greater productivity and loyalty;

(c) To encourage Eligible Executives to remain with the Group thus ensuring that the loss of key personnel is minimal;

(d) To reward Eligible Executives by allowing them to participate in the Company's profitability and eventually realise capital gains arising from any appreciation in the value of the Company's Shares; and

(e) To recognise the contribution of Eligible Executives whose services are valued and considered vital to the operations and continued growth of the Group.

The Proposed Increase in Authorised Share Capital is to accommodate the increase in the issued and paid-up share capital of the Company arising from the exercise of the Options.

4. EFFECTS OF THE PROPOSALS

The Proposed Increase in Authorised Share Capital will not have any effect on the issued and paid-up share capital, substantial shareholding structure and dividends of the Company, and the net tangible assets **("NTA")** and earnings of the LICB Group.

As at 23 February 2005, the Company had 5,407,000 outstanding ESOS options pursuant to the Existing ESOS **("Outstanding ESOS Options")**. Based on this, the effects of the Proposed ESOS have been illustrated based on the following scenarios:-

Scenario 1	:	Assuming none of the Outstanding ESOS holders exercises his/her rights to subscribe for new Shares and full exercise of the Options to be granted pursuant to the Proposed ESOS.
Scenario 2	:	Assuming all the Outstanding ESOS holders exercise their rights to subscribe for new Shares and full exercise of the Options to be granted pursuant to the Proposed ESOS.

4.1 Issued and Paid-up Share Capital

The Proposed ESOS will not have an immediate effect on the existing issued and paid-up share capital of the Company. However, the issued and paid-up share capital of the Company will increase progressively depending on the number of Options exercised and hence, the number of new Shares issued pursuant thereto.

The effects of the Proposed ESOS on the issued and paid-up share

4.2 Substantial Shareholders' Shareholdings

The Proposed ESOS will not have any immediate effect on the substantial shareholders' shareholdings in the Company until such time when the Options are exercised.

The effects of the Proposed ESOS on the substantial shareholders' shareholdings in the Company based on the Register of Substantial Shareholders as at 23 February 2005 are set out in Table 2.

4.3 NTA

The Proposed ESOS will not have any immediate effect on the NTA of the LICB Group until such time when the Options are exercised. However, assuming that all other relevant factors remain constant, the NTA per share of the Group will increase or decrease depending on the subscription price of the Options, which is to be determined at the time an offer is granted, and the number of new Shares issued upon the exercise of the Options.

The effects of the Proposed ESOS on the NTA per share of the LICB Group based on the unaudited consolidated balance sheet of LICB as at 31 December 2004 are set out in Table 3.

4.4 Earnings

The Proposed ESOS will not have any immediate effect on the earnings per Share **("EPS")** of the LICB Group for the financial year ending 30 June 2005. Any potential effect on the EPS of the LICB Group in the future would depend on the number of new Shares issued and the subscription price payable upon the exercise of the Options as well as the utilisation of the proceeds raised from the Options exercised.

4.5 Dividend

The Proposed ESOS will not have any immediate effect on any dividend payable by the Company for the financial year ending 30 June 2005. Any potential effect on dividend payable in the future would depend on the timing and number of new Shares issued upon the exercise of the Options. The quantum of any future dividend payable would also take into consideration the performance of the LICB Group and prevailing economic conditions.

5. CONDITIONS OF THE PROPOSALS

The Proposals are subject to the following approvals:-

(a) Bursa Securities for the listing of and quotation for the new Shares to be issued pursuant to the exercise of the Options under the Proposed ESOS;

(c) Any other relevant authorities.

6. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

Pursuant to the Criteria for Eligibility as set out in paragraph 2.1.3, Datuk Cheng Yong Kim, the Managing Director and a substantial shareholder of the Company, and Dato' Kamaruddin @ Abas bin Nordin, an executive director in a company within the LICB Group, are entitled to participate in the Proposed ESOS. They will therefore abstain from all deliberations and voting at all Board meetings of the Company on the respective resolutions pertaining to their entitlement under the Proposed ESOS.

Save as disclosed, none of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the Proposals.

7. ADVISER

AmMerchant Bank has been appointed to act as Adviser to the Company for the Proposed ESOS.



LICB Tables.doc

TABLES

TABLE 1 – ISSUED AND PAID-UP SHARE CAPITAL

Scenario 1

	No. of Shares ('000)	Total (RM'000)
Issued and paid-up share capital as at 31.12.2004	690,686	690,686
Issued pursuant to the exercise of Existing ESOS from 01.01.2005 to 23.02.2005	2,211	2;211
Issued and paid-up share capital as at 23.02.2005	692,897	692,897
To be issued pursuant to the full exercise of the Options to be granted under the Proposed ESOS [a]	103,935	103,935
Enlarged issued and paid-up share capital	796,832	796,832

Scenario 2

	No. of Shares ('000)	Total (RM'000)
Issued and paid-up share capital as at 31.12.2004	690,686	690,686
Issued pursuant to the exercise of Existing ESOS from 01.01.2005 to 23.02.2005	2,211	2,211
To be issued pursuant to the full exercise of the Outstanding ESOS Options	5,407	5,407
Enlarged issued and paid-up share capital as at 23.02.2005	698,304	698,304
To be issued pursuant to the full exercise of the Options to be granted under the Proposed ESOS [a]	104,746	104,746
Enlarged issued and paid-up share capital	803,050	803,050

Note to Table 1 (Scenarios 1 and 2):-

a *Assuming that the number of Options to be granted is based on 15% of the enlarged issued and paid-up share capital of the Company as at 23 February 2005.*

– SUBSTANTIAL SHAREHOLDERS' SHAREHOLDINGS

1

reholders	As at 23.02.2005					After Full Exercise of Options under Proposed ESOS			
	Direct		Indirect			Direct		Indirect	
	No. of Shares	%	No. of Shares	%	No. of ESOS Options	No. of Shares	%	No. of Shares	%
.J. Cheng	-	-	310,938,625	44.88	-	-	-	310,938,625	39.02
ng Kim	1,143,689	0.17	299,998,443	43.30	457,000	[a] 1,143,689	0.14	299,998,443	37.65
td	-	-	299,918,055	43.29	-	-	-	299,918,055	37.64
nt (Penang)	225,257	0.03	295,387,878	42.63	-	225,257	0.03	295,387,878	37.07
Sdn Bhd	122,290	0.02	292,245,635	42.18	-	122,290	0.02	292,245,635	36.68
Berhad	180,576,909	26.06	111,668,726	16.12	-	180,576,909	22.66	111,668,726	14.01
	-	-	292,245,635	42.18	-	-	-	292,245,635	36.68
Holdings Berhad	10,720,000	1.55	292,245,635	42.18	-	10,720,000	1.35	292,245,635	36.68
hd	102,000,000	14.72	-	-	-	102,000,000	12.80	-	-
Bhd	-	-	102,000,000	14.72	-	-	-	102,000,000	12.80
g Angkatan	62,135,728	8.97	-	-	-	62,135,728	7.80	-	-

o assumption has been made on the number of Options to be granted and exercised pursuant to the Proposed ESOS as the allocation of Options has not been etermined.

2

eholders	As at 23.02.2005					I After Full Exercise of Outstanding ESOS Options as at 23.02.2005				II After I and Full Exercise of Options under Proposed ESOS			
	Direct		Indirect			Direct		Indirect		Direct		Indirect	
	No. of Shares	%	No. of Shares	%	No. of ESOS Options	No. of Shares	%	No. of Shares	%	No. of Shares	%	No. of Shares	%
.J. Cheng	-	-	310,938,625	44.88	-	-	-	310,938,625	44.53	-	-	310,938,625	38.72
g Kim	1,143,689	0.17	299,998,443	43.30	457,000	1,600,689	0.23	299,998,443	42.96	[a] 1,600,689	0.20	299,998,443	37.36
d	-	-	299,918,055	43.29	-	-	-	299,918,055	42.95	-	-	299,918,055	37.35
t (Penang)	225,257	0.03	295,387,878	42.63	-	225,257	0.03	295,387,878	42.30	225,257	0.03	295,387,878	36.78
dn Bhd	122,290	0.02	292,245,635	42.18	-	122,290	0.02	292,245,635	41.85	122,290	0.02	292,245,635	36.39
Berhad	180,576,909	26.06	111,668,726	16.12	-	180,576,909	25.86	111,668,726	15.99	180,576,909	22.49	111,668,726	13.91
	-	-	292,245,635	42.18	-	-	-	292,245,635	41.85	-	-	292,245,635	36.39
oldings Berhad	10,720,000	1.55	292,245,635	42.18	-	10,720,000	1.54	292,245,635	41.85	10,720,000	1.34	292,245,635	36.39
nd	102,000,000	14.72	-	-	-	102,000,000	14.61	-	-	102,000,000	12.70	-	-
Bhd	-	-	102,000,000	14.72	-	-	-	102,000,000	14.61	-	-	102,000,000	12.70
	62,135,728	8.97	-	-	-	62,135,728	8.90	-	-	62,135,728	7.74	-	-
a													

o assumption has been made on the number of Options to be granted and exercised pursuant to the Proposed ESOS as the allocation of Options has not been etermined.

TABLE 3 - NTA

Scenario 1

	Unaudited as at 31.12.2004 RM'000	I After Exercise of Options under the Existing ESOS from 01.01.2005 to 23.02.2005 RM'000	II After I and Full Exercise of Options under Proposed ESOS [a] RM'000
Issued capital	690,686	692,897	796,832
Share premium	515,190	515,190	553,646
Other reserves	1,079,976	1,079,976	1,079,976
Shareholders' equity	2,285,852	2,288,063	2,430,454
Less: Intangibles	(323,392)	(323,392)	(323,392)
NTA	1,962,460	1,964,671	2,107,062
NTA per Share (RM)	2.84	2.84	2.64

Scenario 2

	Unaudited as at 31.12.2004 RM'000	I After Full Exercise of Options under the Existing ESOS RM'000	II After I and Full Exercise of Options under Proposed ESOS [a] RM'000
Issued capital	690,686	698,304	803,050
Share premium	515,190	515,190	553,946
Other reserves	1,079,976	1,079,976	1,079,976
Shareholders' equity	2,285,852	2,293,470	2,436,972
Less: Intangibles	(323,392)	(323,392)	(323,392)
NTA	1,962,460	1,970,078	2,113,580
NTA per Share (RM)	2.84	2.82	2.63

Note to Table 3 (Scenarios 1 and 2):-

a *Assuming that all the Options are granted at a subscription price of RM1.37 per Share, based on the five (5)-day weighted average market price of LICB Shares for the five (5) market days immediately preceding 21 February 2005 on which LICB Shares were traded, being RM1.52, with a discount of 10%.*